Exhibit 99.1

Fortuna reports updated Mineral Reserves and Mineral Resources

Vancouver, February 15, 2024-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) provides its updated Mineral Reserve and Mineral Resource estimates as of December 31, 2023 for its five operating mines in West Africa and the Americas, and the Arizaro Project located at the Lindero Mine in Salta, Argentina. All references to dollar amounts in this news release are expressed in US dollars.

Highlights of Mineral Reserve and Mineral Resource Update

•	Consolidated Proven and Probable Mineral Reserves are reported containing 3.1 Moz Au Eq1 representing a year-over-year decrease of 11 percent.

•	Consolidated Measured and Indicated Resources exclusive of Mineral Reserves are reported containing 1.1 Moz Au Eq1 representing a year-over-year decrease of 19 percent.

•	Consolidated Inferred Mineral Resources are reported containing 1.7 Moz Au Eq1 representing a year-over-year decrease of 22 percent.

•	Primary drivers for changes in Mineral Reserves and Mineral Resources are production related depletion in 2023 of 452 koz Au Eq and the application of higher cut-off values as a result of increased operational costs.

•	Technical Reports to support the disclosure of Mineral Reserves and Mineral Resources for the Séguéla, Caylloma, and San Jose mines will be filed within the next 45 days.

•	The Diamba Sud Gold Project JORC historical estimate[2] of 625 koz Au of Indicated Resources and 235 koz Au of Inferred Resources has not been incorporated into this consolidated Mineral Resources and Mineral Reserves update. Confirmatory drilling to update the historical resources is ongoing and planned for completion later in 2024.

Notes:

1.	Gold equivalent calculated using metal prices of $1,600/oz for Au, $21/oz for Ag, $2,000/t for Pb, and $2,600/t for Zn.
2.	Refer to historical JORC mineral resource estimate tabulation and cautionary statements regarding historical estimates on page 4.

2023 Mineral Reserves and Mineral Resources

Mineral Reserves – Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	20	261	0.94	2.23	2.62	0.2	1
		Probable	2,269	81	0.13	2.79	4.06	5.9	9
		Proven + Probable	2,288	83	0.13	2.78	4.04	6.1	10
	San Jose, Mexico	Proven	37	172	1.23	N/A	N/A	0.2	2
		Probable	695	155	0.97	N/A	N/A	3.5	22
		Proven + Probable	733	156	0.98	N/A	N/A	3.7	23
	Total	Proven + Probable	3,021	101	0.34	N/A	N/A	9.8	33
Gold Mines	Lindero, Argentina	Proven	24,295	N/A	0.60	N/A	N/A	0.0	468
		Probable	47,210	N/A	0.54	N/A	N/A	0.0	816
		Proven + Probable	71,505	N/A	0.56	N/A	N/A	0.0	1,284
	Yaramoko, Burkina Faso	Proven	21	N/A	5.44	N/A	N/A	0.0	4
		Probable	842	N/A	7.96	N/A	N/A	0.0	216
		Proven + Probable	863	N/A	7.90	N/A	N/A	0.0	219
	Séguéla, Côte d’Ivoire	Proven	436	N/A	2.06	N/A	N/A	0.0	29
		Probable	11,327	N/A	3.09	N/A	N/A	0.0	1,125
		Proven + Probable	11,763	N/A	3.05	N/A	N/A	0.0	1,154
	Total	Proven + Probable	84,131	N/A	0.98	N/A	N/A	0.0	2,658
Total		Proven + Probable						9.8	2,691

Mineral Resources – Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	524	98	0.30	2.09	3.16	1.6	5
		Indicated	1,262	82	0.21	1.47	2.54	3.3	9
		Measured + Indicated	1,786	87	0.24	1.65	2.72	5.0	14
	San Jose, Mexico	Measured	45	141	1.09	N/A	N/A	0.2	2
		Indicated	1,001	148	1.11	N/A	N/A	4.7	35
		Measured + Indicated	1,046	147	1.11	N/A	N/A	5.0	37
	Total	Measured + Indicated	2,832	109	0.56	N/A	N/A	9.9	51
Gold Mines	Lindero, Argentina	Measured	1,981	N/A	0.48	N/A	N/A	0.0	30
		Indicated	28,482	N/A	0.42	N/A	N/A	0.0	382
		Measured + Indicated	30,464	N/A	0.42	N/A	N/A	0.0	412
	Yaramoko, Burkina Faso	Measured	18	N/A	4.33	N/A	N/A	0.0	2
		Indicated	452	N/A	2.82	N/A	N/A	0.0	41
		Measured + Indicated	469	N/A	2.87	N/A	N/A	0.0	43
	Séguéla, Côte d’Ivoire	Measured	0	N/A	-	N/A	N/A	0.0	0
		Indicated	4,659	N/A	2.54	N/A	N/A	0.0	381
		Measured + Indicated	4,659	N/A	2.54	N/A	N/A	0.0	381
	Total	Measured + Indicated	35,592	N/A	0.73	N/A	N/A	0.0	837
Total		Measured + Indicated						9.9	888

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	4,505	99	0.43	2.43	3.70	14.4	63
	San Jose, Mexico	Inferred	1,029	147	1.04	N/A	N/A	4.9	35
	Total	Inferred	5,534	108	0.55	N/A	N/A	19.3	97
Gold Mines	Lindero, Argentina	Inferred	25,325	N/A	0.47	N/A	N/A	0.0	386
	Yaramoko, Burkina Faso	Inferred	159	N/A	3.52	N/A	N/A	0.0	18
	Séguéla, Côte d’Ivoire	Inferred	3,059	N/A	2.50	N/A	N/A	0.0	245
	Total	Inferred	28,543	N/A	0.71	N/A	N/A	0.0	649
Gold Project	Arizaro, Argentina	Inferred	24,131	N/A	0.40	N/A	N/A	0.0	310
Total		Inferred						19.3	1,056

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate.
5.	Mineral Resources and Mineral Reserves are reported as of December 31, 2023.
6.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including: mechanized (breasting) that represents 91 % of Mineral Reserves planned for mining at $89.78/t, mechanized (uppers) at $79.70/t, semi-mechanized at $93.27/t, sub-level stoping at $88.81/t, and a conventional method at $170/t; using assumed metal prices of $21/oz Ag, $1,600/oz Au, $2,000/t Pb, and $2,600/t Zn; metallurgical recovery rates of 82 or 85 % for Ag, 22 or 55 % for Au, 87 or 89 % for Pb and 89 % for Zn. Mining, processing, and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2022 through June 2023. Mining recovery is estimated to average 94 % with average mining dilution of 17 % depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of $75/t for veins classified as wide (Animas, Animas NE, Nancy, and San Cristobal) and $135/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15 % upside in metal prices.
7.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of $96.54/t to $85.02/t equivalent to 154 to 132 g/t Ag Eq based on assumed metal prices of $23.90/oz Ag and $1,880/oz Au; estimated metallurgical recovery rates of 91 % for Ag and 90 % for Au and mining costs of $49.83/t (C&F) - $38.31/t (SLS); processing costs of $20.79/t; and other costs including distribution, general service costs of $25.92/t based on actual operating costs. Average mining recovery is estimated to 94% (C&F) and 92% (SLS) and average mining dilution 10% (C&F) and 14% (SLS). Mineral Resources are reported at a 130 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves.

8.	Mineral Reserves for the Lindero Mine are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type: Met type 1 cut-off 0.28 g/t Au, recovery 75.4%; Met type 2 cut-off 0.27 g/t Au, recovery 78.2%; Met type 3 cut-off 0.27 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.31 g/t Au, recovery 68.5%. Mining recovery and mining dilution have been accounted for during block regularization to 10-meter x 10-meter x 8-meter size. The cut-off grades and pit designs are considered appropriate for long term gold prices of $1,600/oz, estimated base mining costs of $1.36 per tonne of material, total processing and G&A costs of $9.78 per tonne of ore, and refinery costs net of pay factor of $12.20 per ounce gold. Reported Proven Reserves include 8.3 Mt averaging 0.44 g/t Au of stockpiled material. Mineral Resources are reported within a conceptual pit shell above a 0.24 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15 % upside in metal prices. Mineral Resources for Arizaro are reported within a conceptual pit shell above a 0.26 g/t Au cut-off grade using the same gold price and costs as Lindero with an additional $0.52 per tonne of ore to account for haulage costs between the deposit and plant. A slope angle of 47° was used for defining the pit.
9.	Mineral Reserves for the Yaramoko Mine are reported on a 100 % ownership basis at a cut-off grade of 1.57 g/t Au for the Zone 55 open pit, 0.86 g/t Au for the Zone 109 open pit, 4.5 g/t Au for Zone 55 underground, 3.8 g/t Au for Bagassi South QV Prime and Bagassi South underground based on an assumed gold price of $1,600/oz, metallurgical recovery rates of 96.8%, underground mining costs of $154/t, processing cost of $28/t and G&A costs of $27/t, surface mining costs of $4.95/t, processing cost of $27/t, and G&A costs of $33/t. Underground average mining recovery is estimated at 90 % for Bagassi South QV Prime and Bagassi South underground, 93 % for Zone 55 SLS stopes, and 86 % for sill drift stopes. A mining dilution factor of 10 % has been applied for sill drift stopes, 0.7-meter and 0.4-meter dilution skin has been applied for sub-level stopes and shrinkage mining respectively. Surface mining recovery and mining dilution have been accounted for during block regularization to 5-meter x 5-meter x 5-meter size within an optimized pit shell and only Proven and Probable categories reported within the final pit designs. Yaramoko Mineral Resources are reported at a gold grade cut-off grade of 0.9 g/t Au for the Zone 55 open pit, 0.5 g/t Au for the Zone 109 open pit, and 2.7 g/t Au and 2.5 g/t Au for underground Zone 55 and Bagassi South respectively, based on an assumed gold price of $1,840/oz and the same costs, metallurgical recovery and constrained within an optimized pit shell. The Yaramoko Mine is subject to a 10 % carried interest held by the State of Burkina Faso.
10.	Mineral Reserves for the Séguéla Mine are reported on a 100 % ownership basis at an incremental gold grade cut-off of 0.65 g/t Au for Antenna, 0.72 g/t Au for Agouti, 0.69 g/t Au for Boulder, 0.66 g/t Au for Koula, 0.73 g/t Au for Ancien, and 0.66 g/t Au for Sunbird deposits based on a gold price of $1,600/ounce, metallurgical recovery rates of 94.5%, surface mining costs of $3.12/t, processing cost of $15.42/t and G&A cost of $8.83/t, and only Proven and Probable categories reported within the final pit designs. The Mineral Reserves pit designs were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula, and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles, 37° and 60° for Boulder deposit from oxide to fresh weathering profiles and 37° and 58° for Sunbird deposit from oxide to fresh weathering profiles. The Mineral Reserves are reported with modifying factors of mining dilution and mining recovery represented by regularizing the block models to an appropriate selective mining unit block size. Mineral Resources for Séguéla are reported at a cut-off grade of 0.55 g/t Au for Antenna, 0.55 g/t Au for Sunbird, 0.60 g/t Au for Koula and Boulder, and 0.65 g/t Au for Ancien and Agouti deposits, based on an assumed gold price of $1,840/oz and constrained within preliminary pit shells. The Séguéla Mine is subject to a 10 % carried interest held by the State of Côte d’Ivoire.
11.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves; both being employees of Fortuna Silver Mines Inc.
12.	N/A = Not applicable.
13.	Totals may not add due to rounding.

Historical Mineral Resources

Property		Classification (JORC)	Tonnes (Mt)	Au (g/t)	Au (koz)
Gold Project	Diamba Sud, Senegal	Indicated	10.0	1.9	625
		Inferred	4.7	0.42	235

This estimate was prepared in accordance with the JORC Code; refer to the Scoping Study Report entitled “Diamba Sud Project, Senegal, prepared by Chesser Resources Limited ("Chesser") and published on March 15, 2022 and subsequently amended on October 27, 2022, and December 12, 2022.

Disclosure of the historical estimate in this news release is derived from the Diamba Sud Scoping Study completed in March 2022 by Chesser Resourced Ltd and updated in October and December 2022 and has been judged to be relevant and therefore suitable for disclosure, however, it should not be relied upon. Mineral Resources were reported within a $1,800/oz gold price pit shell and at a cut-off grade of 0.5 g/t Au. In the Company's view, there are no material differences between the confidence categories assigned under the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Counsel of Australia, as amended (the “JORC Code”) and the equivalent confidence categories in the Canadian Institute of Mining 2014 Definition Standards for Mineral Resources and Reserves. NI 43-101, defined below, reporting requirements do not allow for "Inferred Mineral Resources" to be added to other Mineral Resource categories and must be reported separately. The Inferred Resource category estimates above under the JORC Code were reported separately in each instance. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters, and methods used to prepare such historical estimates. The historical estimate has been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia and does not comply with or fulfill the CIM Definition Standards on Mineral Resources and Mineral Reserves, as amended, adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Definition Standards”) as required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and may vary significantly from actual amounts, grade, and quality of minerals recovered from the property. There are no other more recent estimates. Fortuna has completed 101 diamond drillholes totaling 13,102 meters and 166 reverse circulation drillholes totaling 19,448 meters as part of an ongoing program to confirm the historical estimate with no material discrepancies identified to date. A detailed study of the drill results, technical data and economic parameters relating to the property, together with the preparation of an updated development plan, is required to be conducted in order to update these historical estimates, as a current Mineral Resource or Mineral Reserve. A qualified person has not done sufficient work to classify the historical estimates as current Mineral Resources or current Mineral Reserves and Fortuna is not treating the historical estimate as current Mineral Resources. Investors are cautioned not to place undue reliance on the historical estimates contained in this news release.

Diamba Sud Gold Project, Senegal

Fortuna plans to prepare a Mineral Resource estimate in accordance with the disclosure requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects upon the completion of the current Brownfields exploration program that includes 42,700 meters of drilling, including extension and resource development, in addition to the testing and advancement of previously identified geochemistry anomalies (refer to Fortuna news release dated January 18, 2024). The program is expected to finish by the end of August 2024 with the updated evaluation planned for completion by the end of 2024.

Caylloma Mine, Peru

As of December 31, 2023, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.3 Mt containing 6.1 Moz Ag, 10 koz Au, 64 kt Pb, and 93 kt Zn in addition to Inferred Resources of 4.5 Mt containing 14.4 Moz Ag, 63 koz Au, 110 kt Pb, and 162 kt Zn.

Year-over-year, Mineral Reserve tonnes decreased by 28 percent, while silver grade increased 2 percent to 83 g/t, lead grade increased 5 percent to 2.78%, and zinc grade increased 4 percent to 4.04%. Changes are due to mining related depletion of 544,000 tonnes, a decrease by 51,000 tonnes due to higher cut-off values related to increases in operating costs, a decrease of 188,000 tonnes as a result of changes in commercial terms and metal price, a decrease of 218,000 tonnes due to adjustments in the estimation parameters and geologic interpretation, and conversion of 23,000 tonnes of Inferred Resources to Mineral Reserves.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased by 37 percent year-over-year to 1.8 Mt with silver and lead grades increasing slightly by 9 and 1 percent, respectively, and zinc grades decreasing by 12 percent, due to an increase in cut-off value as a result of higher operating costs and the application of operational dilution based on mineable shape optimizer evaluation to remove isolated and narrow mineralized structures from the inventory.

Inferred Resource tonnes decreased by 10 percent year-over-year. Silver grades decreased 6 percent, whereas lead and zinc grades increased by 9 and 8 percent, respectively. The decrease in Inferred Mineral Resources is a result of an increase in cut-off values used for reporting Mineral Resources from $65/t to $75/t resulting in a decrease of 416,000 tonnes and adjustments in the geologic interpretation, changes in commercial terms, and sterilization of material associated with isolated or narrow mineralization resulting in a decrease of 929,000 tonnes, offset by the discovery of 900,000 tonnes through exploration drilling of the Animas and Animas NE veins.

The Brownfields exploration program budget for 2024 at Caylloma is $2.0 million, supporting field exploration, regional geophysics, and ongoing studies of the structural controls to mineralization on the Animas vein (refer to Fortuna news release dated January 18, 2024).

San Jose Mine, Mexico

As of December 31, 2023, the San Jose Mine has Proven and Probable Mineral Reserves of 0.7 Mt containing 3.7 Moz Ag and 23 koz Au, in addition to Inferred Resources of 1.0 Mt containing a further 4.9 Moz Ag and 35 koz Au.

Year-over-year, Mineral Reserves decreased 66 percent in terms of tonnes, while silver grade decreased 9 percent and gold grade decreased 16 percent after net changes of minus 1 Mt resulting from production-related depletion, and a further decrease of 0.4 Mt due to the application of higher cut-off grades as a result of significant cost increments related to the appreciation of the Mexican Peso, higher contractor costs for transportation, distribution, shotcrete, maintenance, and mining services, higher labor costs and new labor reform mandates, change from owner’s mining fleet to contractor fleet for mine development, and higher costs in fuel, energy, materials, and consumables related to 2023 inflation.

Measured and Indicated Resource tonnes exclusive of Mineral Reserves increased by 15 percent year-over-year, while silver and gold grades increased 35 and 54 percent, respectively. The change is due to an increase in cut-off grade from 110 g/t to 130 g/t Ag Eq due to cost increases as detailed above combined with the upgrading of Inferred Resources to Indicated Resources in the Victoria mineralized zone. An evaluation is ongoing as to whether sufficient tonnage at a high enough grade is located in localized areas of the Victoria mineralized zone to cover development and infrastructure costs allowing conversion of Inferred Resources to Mineral Reserves and inclusion in the mine plan.

Year-over-year, Inferred Resources decreased 59 percent in terms of tonnes, with grades increasing for silver and gold by 25 percent. The net variation is due primarily to the increase in cut-off grade used for reporting, as described above, the upgrading of Inferred Resources to Indicated Resources through infill drilling of the Victoria mineralized zone and changes in the geologic interpretation and removal of isolated mineralization through the application of a mineable stope optimizer.

The Brownfields exploration program budget for 2024 at San Jose is $4.9 million, which includes 13,900 meters of diamond drilling, focused on testing and extending the Yessi vein as well as exploring additional targets within the mine area (refer to Fortuna news release dated January 18, 2024).

Lindero Mine, Argentina

As of December 31, 2023, the Lindero Mine has Proven and Probable Mineral Reserves of 71.5 Mt containing 1.3 Moz Au, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 30.5 Mt containing 412 koz Au, and Inferred Resources of 25.3 Mt containing 386 koz Au.

Since December 31, 2022, Mineral Reserve tonnes decreased by 10 percent, while gold grade remained relatively unchanged at 0.56 g/t Au. Changes are primarily due to mining related depletion and sterilization of 6.5 Mt of material containing 122 koz Au delivered to the heap leach pad in 2023 and an increase in the reporting cut-off grade due to higher operating costs resulting in a decrease of 2.3 Mt containing 21 koz Au.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, remained relatively unchanged year-over-year.

Inferred Resource tonnes increased by 1.1 Mt or 5 percent, to 25.3 Mt since December 31, 2022 with the gold grade remaining unchanged at 0.47 g/t. The slight increase in Inferred Resources is due to minor adjustments in the optimization of the pit shell.

Yaramoko Mine, Burkina Faso

As of December 31, 2023, the Yaramoko Mine has Proven and Probable Mineral Reserves of 0.9 Mt containing 219 koz Au, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 0.5 Mt containing 43 koz Au, and Inferred Resources of 0.16 Mt containing 18 koz Au.

Year over year, Mineral Reserve tonnes decreased 26 percent, while gold grades increased 34 percent to 7.90 g/t Au. The changes are due to mining related depletion in 2023 of 0.5 Mt of material containing 118 koz Au offset by successful underground exploration and delineation drilling of the Zone 55 and Bagassi South QV Prime veins that, after the application of modifying factors, resulted in an increase of 0.3 Mt containing 124 koz Au of new Probable Reserves.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, decreased by 46 koz and Inferred Resources by 7 koz as a result of the application of updated cut-off grades and operational dilution based on mineable stope optimizer evaluation to remove isolated non-economic mineralization.

The Brownfields exploration program budget for 2024 at Yaramoko is $6.1 million, which includes 41,450 meters of exploration drilling, with underground drilling testing western and depth extensions to the Zone 55 deposit, surface drilling testing several anomalies along the Boni Shear, Bagassi South surface extensions, and other surface targets (refer to Fortuna news release dated January 18, 2024).

Séguéla Mine, Côte d’Ivoire

As of December 31, 2023, the Séguéla Mine has Proven and Probable Mineral Reserves of 11.8 Mt containing 1.2 Moz Au, in addition to Indicated Resources of 4.7 Mt containing 381 koz Au and Inferred Resources of 3.1 Mt containing 245 koz Au.

Since December 31, 2022, Mineral Reserve tonnes decreased by 3 percent, while gold grade increased by 9 percent to 3.05 g/t Au. Changes are primarily due to mining related depletion of 0.8 Mt of material containing 79 koz Au since operations commenced in May 2023, an increase in the reporting cut-off grade due to higher processing and service costs resulting in a decrease of 1.6 Mt containing 53 koz Au offset by the reclassification of 2.1 Mt containing 206 koz from Indicated Resources to Probable Reserves related to delineation drilling and definition of the updated pit shell at the Sunbird deposit.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, decreased 34 percent, by 142 koz, year-over-year, in relation to the reclassification of the Sunbird deposit open pit resources from Indicated Resources to Probable Reserves and a reduction in pit size based on updated contractor costs and geologic interpretation, a decrease of 339 koz Au. This reduction was offset by the inclusion of underground Indicated Resources for the Koula, Ancien and Sunbird deposits totaling 233 koz Au. The application of higher cut-off grades in relation to an increase in processing and service costs accounted for a further decrease of 36 koz Au.

Inferred Resources decreased 2.6 Mt or 365 koz Au in relation to the reduction in the size of the Sunbird pit shell due to the results of the infill drilling and increased costs as described above resulting in a decrease of 203 koz, and upgrading to Indicated Resources of underground mineralization, previously planned for open pit mining of 233 koz Au. These decreases were offset by the inclusion of underground Inferred Resources for the Koula, Ancien and Sunbird deposits totaling 98 koz Au. Adjustments to the estimation parameters and pit optimization for the other deposits resulted in a further decrease of 27 koz Au.

The Brownfields exploration program budget for 2024 at Séguéla is $7.8 million, which includes
41,750 meters of exploration drilling, focused on testing and extending underground targets associated with the Sunbird, Ancien, and Koula deposits, as well as advancing emerging prospects such as Barana, Badior, and Kestral, and continuing to explore for additional prospects (refer to Fortuna news release dated January 18, 2024).

Arizaro Gold Project, Lindero Property, Argentina

As of December 31, 2023, the Arizaro Gold Project has Inferred Mineral Resources of 24.1 Mt averaging 0.40 g/t Au containing 310 koz Au, remaining relatively unchanged from last year other than minor adjustments in the pit shell. Mineralization remains open at depth and along the trend of the northeast to southwest striking porphyry.

Qualified Person

Eric Chapman, Fortuna´s Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, mineral resource and mineral reserve estimates; the ability to expand and prove a mineral resource and reserve at the Diamba Sud Project; statements about the Company’s plans for its mines and mineral properties , including statements that confirmatory drilling at the Diamba Sud Project is planned for completion in 2024 and statements regarding the preparation of an updated development plan at the Diamba Sud Project; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; estimated Brownfields expenditures in 2024; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2024; timing of the filing of Technical Reports; plans to prepare a mineral resource estimate for the Diamba Sud Project; timing of and possible outcome of litigation; life of mine estimates; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including relating to the newly elected government in Argentina; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the ruling in favor of Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) to reinstate the environmental impact authorization at the San Jose mine (the “EIA”) will be successfully appealed; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that any appeal in respect of the ruling in favor of Minera Cuzcatlan to reinstate the EIA will not be successful; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Unless otherwise indicated, reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. The historical resource estimates in respect of the Diamba Sud Project included in this news release have been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Canadian standards, including NI 43-101, and Australian standards, including the JORC Code, each differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.